

# EXHIBIT H:
# ISSUER LEGAL DOCUMENTATION





**Tre Hargett**
Secretary of State

# Division of Business Services
# Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102

TRESSA WHITE
SUITE 202
7801 FOLSOM BLVD
SACRAMENTO, CA 95826

October 22, 2019

| | |
|---|---|
| **Request Type:** Certificate of Existence/Authorization | Issuance Date: 10/22/2019 |
| **Request #:** 0335340 | Copies Requested: 1 |

## Document Receipt

| | | |
|---|---|---|
| Receipt #: 005072543 | Filing Fee: | $20.00 |
| Payment-Credit Card - State Payment Center - CC #: 3767971869 | | $20.00 |

**Regarding:** **TNHC, LLC**

| | | | |
|---|---|---|---|
| Filing Type: | Limited Liability Company - Domestic | Control #: | 965887 |
| Formation/Qualification Date: | 05/29/2018 | Date Formed: | 05/29/2018 |
| Status: | Active | Formation Locale: | TENNESSEE |
| Duration Term: | Perpetual | Inactive Date: | |
| Business County: | WILSON COUNTY | | |

## CERTIFICATE OF EXISTENCE

I, Tre Hargett, Secretary of State of the State of Tennessee, do hereby certify that effective as of the issuance date noted above

### TNHC, LLC

* is a Limited Liability Company duly formed under the law of this State with a date of incorporation and duration as given above;

* has paid all fees, interest, taxes and penalties owed to this State (as reflected in the records of the Secretary of State and the Department of Revenue) which affect the existence/authorization of the business;

* has filed the most recent annual report required with this office;

* has appointed a registered agent and registered office in this State;

* has not filed Articles of Dissolution or Articles of Termination. A decree of judicial dissolution has not been filed.

Tre Hargett
Secretary of State

Processed By: Cert Web User

Verification #: 035869336



**Tre Hargett**
Secretary of State

**Division of Business Services**
**Department of State**
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102

TNHC, LLC
6400 JOHN HAGER RD
MOUNT JULIET, TN 37122-3713

May 29, 2018

# Filing Acknowledgment

Please review the filing information below and notify our office immediately of any discrepancies.

| | | | |
| --- | --- | --- | --- |
| **SOS Control # :** | 000965887 | Formation Locale: | TENNESSEE |
| Filing Type: | Limited Liability Company - Domestic | Date Formed: | 05/29/2018 |
| Filing Date: | 05/29/2018 9:40 AM | Fiscal Year Close: | 12 |
| Status: | Active | Annual Report Due: | 04/01/2019 |
| Duration Term: | Perpetual | Image # : | B0552-2488 |
| Managed By: | Member Managed | | |
| Business County: | WILSON COUNTY | | |

## Document Receipt

| | | |
| --- | --- | --- |
| Receipt # :  004105081 | Filing Fee: | $300.00 |
| Payment-Credit Card  -  State Payment Center - CC #: 3731577077 | | $300.00 |

**Registered Agent Address:**
UNITED STATES CORPORATION AGENTS, INC.
STE 200
3903 VOLUNTEER DR
CHATTANOOGA, TN 37416-3860

**Principal Address:**
6400 JOHN HAGER RD
MOUNT JULIET, TN 37122-3713

Congratulations on the successful filing of your **Articles of Organization** for **TNHC, LLC** in the State of Tennessee which is effective on the date shown above. You must also file this document in the office of the Register of Deeds in the county where the entity has its principal office if such principal office is in Tennessee. Please visit the Tennessee Department of Revenue website (apps.tn.gov/bizreg) to determine your online tax registration requirements. If you need to obtain a Certificate of Existence for this entity, you can request, pay for, and receive it from our website.

You must file an Annual Report with this office on or before the Annual Report Due Date noted above and maintain a Registered Office and Registered Agent. Failure to do so will subject the business to Administrative Dissolution/Revocation.

Tre Hargett
Secretary of State

Phone (615) 741-2286 * Fax (615) 741-7310 * Website: http://tnbear.tn.gov/

 

000965887

# ARTICLES OF ORGANIZATION
# LIMITED LIABILITY COMPANY

SS-4270



**Division of Business Services**
**Department of State**
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102
(615) 741-2286

**Tre Hargett**
Secretary of State

Filing Fee: $50.00 per member
(minimum fee = $300.00, maximum fee = $3,000.00)

*For Office Use Only*
**-FILED-**
Control # 000965887

---

**The Articles of Organization presented herein are adopted in accordance with the provisions of the Tennessee Revised Limited Liability Company Act.**

**1. The name of the Limited Liability Company is:** TNHC, LLC

(Note: Pursuant to the provisions of T.C.A. §48-249-106, each Limited Liability Company name must contain the words "Limited Liability Company" or the abbreviation "LLC" or "L.L.C.")

**2. Name Consent: (Written Consent for Use of Indistinguishable Name)**
☐ This entity name already exists in Tennessee and has received name consent from the existing entity.

**3. This company has the additional designation of:** None

**4. The name and complete address of the Limited Liability Company's initial registered agent and office located in the state of Tennessee is:**

UNITED STATES CORPORATION AGENTS, INC.
STE 200
3903 VOLUNTEER DR
CHATTANOOGA, TN  37416-3860
HAMILTON COUNTY

**5. Fiscal Year Close Month:**  December

**6. If the document is not to be effective upon filing by the Secretary of State, the delayed effective date and time is:**
(none)                          (Not to exceed 90 days)

**7. The Limited Liability Company will be:**
☑ Member Managed          ☐ Manager Managed          ☐ Director Managed

**8. Number of Members at the date of filing:**  3

**9. Period of Duration:**  Perpetual

**10. The complete address of the Limited Liability Company's principal executive office is:**
6400 JOHN HAGER RD
MOUNT JULIET, TN  37122-3713
WILSON COUNTY

---

SS-4270 (Rev. 12/12)                                                                 RDA 2458



# ARTICLES OF ORGANIZATION
# LIMITED LIABILITY COMPANY

SS-4270



**Division of Business Services**
**Department of State**
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102
(615) 741-2286

Filing Fee: $50.00 per member
(minimum fee = $300.00, maximum fee = $3,000.00)

**Tre Hargett**
Secretary of State

*For Office Use Only*
**-FILED-**
Control # 000965887

**The name of the Limited Liability Company is:** TNHC, LLC

**11. The complete mailing address of the entity (if different from the principal office) is:**
6400 JOHN HAGER RD
MOUNT JULIET, TN 37122-3713

**12. Non-Profit LLC (required only if the Additional Designation of "Non-Profit LLC" is entered in section 3.)**
☐ I certify that this entity is a Non-Profit LLC whose sole member is a nonprofit corporation, foreign or domestic, incorporated under or subject to the provisions of the Tennessee Nonprofit Corporation Act and who is exempt from franchise and excise tax as not-for-profit as defined in T.C.A. §67-4-2004. The business is disregarded as an entity for federal income tax purposes.

**13. Professional LLC (required only if the Additional Designation of "Professional LLC" is entered in section 3.)**
☐ I certify that this PLLC has one or more qualified persons as members and no disqualified persons as members or holders.
**Licensed Profession:**

**14. Series LLC (optional)**
☐ I certify that this entity meets the requirements of T.C.A. §48-249-309(a) & (b)

**15. Obligated Member Entity (list of obligated members and signatures must be attached)**
☐ This entity will be registered as an Obligated Member Entity (OME)     Effective Date:     (none)
☐ I understand that by statute: THE EXECUTION AND FILING OF THIS DOCUMENT WILL CAUSE THE MEMBER(S) TO BE PERSONALLY LIABLE FOR THE DEBTS, OBLIGATIONS AND LIABILITIES OF THE LIMITED LIABILITY COMPANY TO THE SAME EXTENT AS A GENERAL PARTNER OF A GENERAL PARTNERSHIP. CONSULT YOUR ATTORNEY.

**16. This entity is prohibited from doing business in Tennessee:**
☐ This entity, while being formed under Tennessee law, is prohibited from engaging in business in Tennessee.

**17. Other Provisions:**

| Electronic | Asst. Secretary, Legalzoom.com, Inc |
|---|---|
| Signature | Title/Signer's Capacity |
| Cheyenne Moseley | May 29, 2018 9:40AM |
| Printed Name | Date |

SS-4270 (Rev. 12/12)

RDA 2458

# Affidavit

I, Lucretia Albert do hereby make oath that I am the custodian of the electronic version of the attached document tendered for registration herewith and that this is a true and correct copy of the original document executed and authenticated according to law.

_Lucretia Albert_
Signature

State of Tennessee

County of Davidson

Personally appeared before me, Ruth F. Arnold, a notary public for this county and state, Lucretia Albert, who acknowledges that this certification of an electronic document is true and correct and whose signature I have witnessed.

_Ruth F. Arnold_
Notary signature

My Commission Expires: August 20, 2019

Notary Seal:




**Operating Agreement**

**TNHC, LLC,**
**a Tennessee Limited Liability Company**


THIS OPERATING AGREEMENT of TNHC, LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A. The Members have formed the Company as a Tennessee limited liability company under the Tennessee Revised Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Tennessee. The Members hereby adopt and approve the articles of organization of the Company filed with the Tennessee Secretary of State.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.


ARTICLE 1: DEFINITIONS


Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Tennessee Revised Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Tennessee Revised Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.      If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.      If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)      the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)    the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

## ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions.** The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions.** Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members.**

A.    With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.     Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4  **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5  **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6  **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Tennessee Revised Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

## ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1  **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2  **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Tennessee Revised Limited Liability Company Act.

3.3  **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.     The Company would be unable to pay its debts as they become due in the usual course of business; or

B.    The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

## ARTICLE 4: MANAGEMENT

### 4.1 **Management**.

A.    **Generally**. Subject to the terms of this Agreement and the Tennessee Revised Limited Liability Company Act, the business and affairs of the Company will be managed by the Members.

B.    **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the Tennessee Revised Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by the Members, to constitute the act of the Company or serve to bind the Company. With such approval, the signature of any Members authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Members acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C.    **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i)    A material change in the purposes or the nature of the Company's business;

(ii)    With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii)    The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv)     The amendment of this Agreement.

4.2  **Officers**. The Company must have individuals exercising the functions of the offices, however designated, of chief manager and secretary. The Members are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Members determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Members; or (b) the officer is dismissed or terminated by the Members, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Members, and may be terminated, at any time and for any reason, by the Members. In the absence of an appointed chief manager or secretary, the person or persons exercising the principal functions of the chief manager or the secretary are considered to have been elected to those offices.


## ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1  **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2  **Records**. The Members will keep or cause the Company to keep all records required by Section 406 of the Tennessee Revised Limited Liability Company Act, including the following business records.

(i)     An up to date list of the Members and officers, if any, each of their respective full legal names, last known business or residence address, taxpayer identification number, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) Copies of any financial statements for the three most recent years;

(iv) A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization");

(v) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members; and

(vi) Financial information sufficient to provide true and full information regarding the status of the business and financial condition of the Company.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election.** The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member.** Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

5.6 **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Members are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

## ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Tennessee Revised Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Tennessee Revised Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company present and entitled to vote at a meeting in which a quorum is present is required to approve or carry out an action. The presence of Members holding a majority of the Voting Interests at a meeting of Members will constitute a quorum.

6.2 **Meetings of Members**. The Members must hold annual meetings of the Members to elect the Board of Managers and to conduct any other proper action. Interim meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. In addition, a meeting may be called by the chief manager, the secretary, or any Member entitled to vote at the Meeting. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Tennessee Revised Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Tennessee Revised Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

## ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3,

a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer; Admission of Transferee.** A Member may not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Percentage Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

  (i)  The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

  (ii)  By action of a court pursuant to Sections 48-249-616 and 48-249-617 of the Tennessee Revised Limited Liability Company Act;

  (iii)  By action of the Secretary of State pursuant to Section 48-249-605 (Administrative Dissolution) of the Tennessee Revised Limited Liability Company Act;

  (iv)  At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

  (v)  The sale or transfer of all or substantially all of the Company's assets;

(vi)    A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

**8.2  No Automatic Dissolution Upon Certain Events.** Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

## ARTICLE 9: INDEMNIFICATION

**9.1  Indemnification.** The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Tennessee law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

**9.2  Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Tennessee law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

**9.3  Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a

written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

## ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Tennessee Revised Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Tennessee Revised Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Tennessee. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the

fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

*[Remainder Intentionally Left Blank.]*

**IN WITNESS WHEREOF**, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: \_\_\_\_\_6-4-18\_\_\_\_\_



Signature of Nathan Rizzi



Signature of Donald Rizzi

Signature of Phillip Stark

## EXHIBIT A
## MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

| Members | Capital Contribution | Percentage Interest |
|---|---|---|
| Nathan Rizzi<br>Address:<br>6400 John Hager Rd.<br>Mount Juliet, Tennessee 37122 | | 40% |
| Donald Rizzi<br>Address:<br>6400 John Hager Rd.<br>Mount Juliet, Tennessee 37122 | | 35% |
| Phillip Stark<br>Address:<br>6400 John Hager Rd.<br>Mount Juliet, Tennessee 37122 | | 25% |



**Partners Consent to Action Without Meeting**

WRITTEN CONSENT TO ACTION WITHOUT MEETING of the partners of TNHC LLC effective this 19th day of October 2019

BACKGROUND

1.  The TNHC LLC is a Limited Liability Corporation organized in accordance with the laws of the state of Tennessee.

2.  The Partners desire to make a certain resolution.

IT WAS RESOLVED THAT:

The partners agree to enter into a crowdfunding arrangement with Fundopolis Portal LLC.

DATED: This 19th day of October 2019

_Donald M Rizzi_
Donald M Rizzi

_Nathan M Rizzi_
Nathan M Rizzi

_Phillip Stark_
Phillip Stark